

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

December 29, 2014

Via E-mail
Jason T. Young
Chairman and Chief Executive Officer
ARC Group Worldwide, Inc.
810 Flightline Blvd.
Deland, Florida 32724

> **Re:** **ARC Group Worldwide, Inc.**
> **Registration Statement on Form S-1**
> **Filed December 2, 2014**
> **File No. 333-200666**
> **Form 10-K for Fiscal Year Ended June 30, 2014**
> **Form 10-Q for the Fiscal Quarter Ended September 30, 2014**
> **Definitive Proxy Statement on Schedule 14A**
> **File No. 001-33400**

Dear Mr. Young:

We have reviewed your registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments.

Registration Statement on Form S-1 filed December 2, 2014

Prospectus Summary, page 1

1. As currently drafted your prospectus summary focuses primarily on your business strengths and strategy and contains detailed, repetitive information. For example, we note that much of the disclosure relating to your strengths on pages one and two are again repeated on pages three, four and five. Please note that Item 503(a) of Regulation S-K instructs that a summary should be provided where the length or complexity of the prospectus makes a summary useful, and that the summary should provide a brief overview of the key aspects of

the offering. Please revise the disclosure throughout this section to eliminate redundancies and to ensure that your summary is balanced and gives equal prominence to the risk and challenges you face, including quantifying the amount of your indebtedness and discussing your recent debt covenant noncompliance.

2. We note the focus throughout your summary on your 3D printing services. Please revise your prospectus summary to clearly state that your 3D printing services are relatively new and are currently a small portion of your business. In particular, we note that sales from your 3DMT group segment represented less than 10% of your consolidated net sales for the 2014 fiscal year.

Competitive Strengths, page 4

3. We note your reference to a "Blue Chip" customer base. Please explain what you mean by "blue chip," and whether this attribute describes the four customers that make up 40% of your revenue. Please also highlight your customer concentration with greater prominence in this section. In addition, please file any material contracts with such customers as exhibits to the registration statement. See Item 601(b)(10)(ii)(B) of Regulation S-K.

4. In the third bullet point on page five you state that in August 2012 you integrated AFT into your "existing" MIM business line. However, we note that you did not have an MIM business line before the acquisition of QMT on August 8, 2012.   Please revise your disclosure accordingly.

Conflict of Interest, page 8

5. We note your disclosure that a qualified independent underwriter will participate in the offering in accordance with Rule 5121, and that this underwriter has participated in the preparation of the prospectus and registration statement. Please name the underwriter in the next amendment to the registration statement or, if not, please advise when you plan to name such underwriter.

The Offering, page 9

6. Please disclose here and on page 35 the specific conditions under which you will be required to use a portion of the net proceeds from this offering to repay debt under the Citizens Senior Credit Facility and McLarty Subordinated Credit Facility, as well as the amount of the proceeds you may be required to use in this manner.

Summary Consolidated Financial Information, page 10

7. In footnote 1 to the Summary Consolidated Financial Information you refer to a price range on the cover page of the prospectus. Please revise. See Item 501(a)(3) of Regulation S-K.

Risk Factors, page 12

General

8. We note that many of your risk factors describe circumstances that could apply equally to other businesses that are similarly situated and are generic risks that are not tailored to your specific business. Please either eliminate these generic risks or revise them to state specific material risks to your company, including how each of these risks has specifically affected, or may affect, your company. For example, we note that the following risk factors appear to contain generic disclosures:

- The markets in which we compete are highly competitive . . ., page 12;

- We face customer pricing pressures . . ., page 13;

- A material disruption at any of our manufacturing facilities, page 14;

- A sustained economic downturn would adversely impact our Company . . . , page 15;

- Product liability lawsuits could harm our business . . ., page 15;

These are just examples. Please review each of your risk factors and revise accordingly.

Risks Related to Our Business, page 12

We rely on a small number of customers for a large percentage of our revenues, page 15

9. Please revise to state that your top four customers accounted for approximately 40% of 2014 revenue. Please also state whether your prior acquisitions have diversified your customer base and whether you believe future acquisitions will do so.

Our operations are subject to environmental, health, and safety regulations, page 15

10. At the bottom of page 16 you refer to the use of a hydrogen gas atmosphere in the sintering process. This appears unrelated to the other risks under this heading. Please discuss this risk under a separate heading and in greater detail so that investors may understand the scope of the risks posed by the use of this atmosphere and your liquid hydrogen storage tank.

We may experience significant variability in our quarterly or annual effective income tax rate, page 20

11. Please clarify your reference here to a foreign affiliate.

<u>There may be certain environmental and geological liabilities associated with certain of our real estate … page 20</u>

12. Please describe in greater detail the potential impact of the ground subsidence event, including whether you have material facilities located where the risk of subsidence exists. Please also explain your relationship to GF&F.

<u>Political instability in international markets could have a negative effect on our Company, page 21</u>

13. Please revise this risk factor to describe with greater specificity the locations of your overseas suppliers, the particular risks they face, and the potential material impact on your operations.

<u>We are dependent on a limited number of key suppliers for certain raw materials and components . . ., page 22</u>

14. To the extent material to an understanding of your business, please disclose the names of your principal suppliers both here and in your Business disclosure. <u>See</u> Item 101(h)(4)(v) of Regulation S-K. Please also disclose any past disruptions to your suppliers or shortages of raw materials that had a material adverse effect on your operations.

<u>Risks Related to Our Indebtedness, page 24</u>

<u>Leverage and debt service obligations may adversely affect us, page 24</u>

15. Please revise to disclose the required financial ratios/amounts in each of your credit agreements as well as your actual ratios/amounts for each of your material debt covenants as of the most recent reporting date.

<u>Our stock price may be volatile and market movements . . ., page 31</u>

16. We note the significant volatility in your stock price. Please revise this risk factor to discuss this particular volatility, including the specific fluctuations in stock price.

<u>Properties, page 42</u>

17. Please indicate whether your principal offices are owned or leased. Please refer to Item 102 of Regulation S-K. Please also file the leases you reference in this section as exhibits to the registration statement, or explain why you are not required to do so. <u>See</u> Item 601(b)(10)(ii)(D) of Regulation S-K.

Incorporation by Reference of Certain Information, page 52

18. Please state the corporate web site, including URL, where the documents that you have incorporated may be accessed. Please see Item 12(b)(1)(v) of Form S-1.

Recent Sales of Unregistered Securities, page II-3

19. Please disclose your issuance of common stock made during the first quarter of fiscal year 2014 in exchange for the minority interest in FloMet and General Flange & Fittings, or tell us why you are not required to do so. We note in particular your disclosure on page 57 of your Form 10-K for the fiscal year ended June 30, 2014. See Item 701 of Regulation S-K.

Exhibits

20. We note that you incorporate the Citizens Senior Credit Facility, the McLarty Subordinated Credit Agreement, and all amendments to such agreements, by reference to previously filed Exchange Act filings. However, it does not appear that you filed all the exhibits and schedules to such agreements when initially filed. If these exhibits and schedules have been filed previously, please advise us where they are located. Otherwise, please file the versions of such agreements, including amendments to such agreements, with the next amendment to your registration statement. See Item 601(b)(10) of Regulation S-K. Please note that Item 601(b)(2) of Regulation S-K provides a carve-out for schedules or attachments that are not material to an investment decision, but Item 601(b)(10) does not include a similar provision.

Form 10-K for the Fiscal Year Ended June 30, 2014

General

21. As applicable, please comply with the above comments in your future Exchange Act filings.

Liquidity and Capital Resources, page 28

22. Please tell us and provide draft disclosure to be included in future filings that quantifies the amount of any cash or cash equivalents held in financial institutions located outside of the United States as of the most recent period presented. If applicable, please also revise to disclose the nature and extent of any restrictions on your ability to transfer these funds to the United States.

Consolidated Financial Statements

23. We note some of the amounts presented in your asset allocation tables for the ATC and Kecy acquisitions are not consistent with the preliminary asset allocations made in your pro forma financial statements provided on Form 8-K for each acquisition. For example, in your

Form 8-K/A for the Kecy acquisition filed on September 8, 2014, your pro forma condensed consolidated balance sheet reflected adjustments to recognize $5.9 million of goodwill and $7.3 million of intangible assets as a result of the acquisition. However, the asset allocation table on page 48 of your Form 10-K indicates that only $1.4 million of the purchase price was allocated to goodwill while the remainder was attributed to intangible assets. It appears you may have made material changes to your purchase price allocation during each acquisition's measurement period. If true, please tell us the nature and amount of the adjustments made and describe the reasons why these adjustments were considered appropriate.

Note 9 – Goodwill, Intangibles and Other Long-Lived Assets, page 52

24. Please tell us how you considered the disclosure requirements of ASC 350-30-50-1 for intangible assets (other than goodwill) acquired during the periods presented. Please also show us how you will revise your future filings to separately disclose the amortization period associated with each major intangible asset class (for example, the estimated useful life for customer relationships separate from patents and trademarks).

Note 10 – Debt, page 53

25. We note that you obtained a waiver for noncompliance with your debt covenants as of June 30, 2014. Please tell us and revise your future filings to disclose if any of your existing debt agreements contain cross default provisions whereby a default on one debt agreement could cause amounts due under another loan agreement to become immediately due and payable.

Note 11 – Income Taxes, page 55

26. Please tell us and revise your disclosures in the second paragraph on page 57 in future filings to quantify the amount of foreign earnings for which the Company has not provided any income tax.

Note 18 – Subsequent Events, page 63

27. Please tell us and revise your future filings to disclose the specific terms of any material financial ratios you are required to comply with as part of your Amended and Restated Credit Agreement.

Form 10-Q for the Period Ended September 30, 2014

Note 8 – Debt, page 14

28. We note that as of both June 30, 2014 and September 30, 2014, you were not in compliance with certain debt covenants. We also note that you subsequently obtained a waiver from the provisions that you had not complied with. Given your history of debt covenant breaches,

please tell us and provide us with draft disclosure to be included in future filings which discloses the required ratios/amounts as well as the actual ratios/amounts for each material debt covenant as of the most recent reporting date. This will allow readers to understand how much cushion there is between the required ratios/amounts and the actual ratios/amounts. Please show the specific computations used to arrive at the actual ratios/amounts with corresponding reconciliations to US GAAP amounts, if necessary. See Sections I.D and IV.C of the SEC Interpretive Release No. 33-8350.

29. To the extent that your history of debt covenant noncompliance has impacted or is reasonably likely to impact your business, please provide us with draft disclosure to be included in future filings which describes how your liquidity and/or operations will be impacted if you continue to breach your debt covenants and are unable to obtain a waiver from your lender. Please also discuss the steps you are taking to comply with your debt covenants in future periods.

Management's Discussion and Analysis of Financial Condition and Results of Operation, page 21

Gross Profit, page 25

30. You disclose on page 25 that the reason for declines in gross margin in both your Precision Components Group and 3DMT Group are attributable to lower margins from sales of Kecy and ATC which were both recently acquired during the fiscal year ended June 30, 2014. Please provide us draft disclosure to be included in your future filings demonstrating how you will enhance your MD&A to more fully describe the how the gross margin on products sold by Kecy and ATC varies from the products you sold before the acquisition of these businesses. Please also explain the extent to which you expect these lower margins to continue. It is unclear how much of the decline is due temporary factors such as product start-ups compared to more permanent factors such as the nature of the product being manufactured.

Revised Definitive Proxy Statement on Schedule 14A filed November 28, 2014

General

31. We note that on page 29 you have incorporated certain documents by reference into the proxy statement. It is unclear why you have included this section and incorporated such documents. Unless applicable, please do not include this section in future filings, or, in the alternative, please tell us why you incorporated such documents.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Act of 1933 and all applicable Securities Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

Notwithstanding our comments, in the event you request acceleration of the effective date of the pending registration statement please provide a written statement from the company acknowledging that:

- should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

- the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

- the company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please refer to Rules 460 and 461 regarding requests for acceleration. We will consider a written request for acceleration of the effective date of the registration statement as confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration statement. Please allow adequate time for us to review any amendment prior to the requested effective date of the registration statement.

You may contact Lisa Etheredge at (202) 551-3424 or Melissa Rocha at (202) 551-3854 if you have questions regarding comments on the financial statements and related matters. Please contact Leland Benton at (202) 551-3791 or Erin Jaskot at (202) 551-3442 with any other questions.

Sincerely,

Erin K. Jaskot

for Pamela Long
Assistant Director

CC: Travis L. Gering (*via E-mail*)
     Wuersch & Gering, LLP